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                                SPDR Series Trust
                             SPDR Index Shares Funds
                               One Lincoln Street
                                Boston, MA 02111

January 19, 2010

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  SPDR Series Trust (File Nos. 333-57793 and 811-08839)
     SPDR Index Shares Funds (File Nos. 333-92106 and 811-21145)
     (collectively, the "Trusts")

Dear Ms. Browning:

The Trusts filed, pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934, a preliminary copy of a proxy statement and related documents on Tuesday, January 5, 2010. Pursuant to our conversation on Friday, January 15, 2010, please find attached in Appendix A an insert to the Trusts' proxy statement containing information associated with Subproposal 4F - To Amend The Fundamental Policy On Underwriting Of Securities. While the Trusts had indicated in the preliminary filing that shareholders were being asked to vote on this matter, the attached disclosure was not included in the preliminary filing. The Trusts intend to include the attached disclosure or materially similar disclosure in the definitive copy of the proxy statement after Subproposal 4E.

The Trusts intend to file via EDGAR a definitive copy of the proxy statement and related documents as soon as possible after receipt of comments from the SEC staff.

We appreciate your time and attention to these matters. Please call me at (617) 662-3909 if you have any questions.

Sincerely yours,


/s/ Ryan M. Louvar

Ryan M. Louvar
Secretary

cc:  Lance Dial, Esq.
     W. John McGuire, Esq.

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                                   Appendix A

SUBPROPOSAL 4F: TO AMEND THE FUNDAMENTAL POLICY ON UNDERWRITING OF SECURITIES

We are proposing to adopt revised policies on underwriting of securities that would read as set forth below.

UNDERWRITING: THE FUND MAY NOT ACT AS AN UNDERWRITER OF ANOTHER ISSUER'S SECURITIES, EXCEPT TO THE EXTENT THAT THE FUND MAY BE DEEMED TO BE AN UNDERWRITER WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE FUND'S PURCHASE AND SALE OF PORTFOLIO SECURITIES.

Under the 1940 Act, the Funds are required to adopt a fundamental policy regarding underwriting of securities. The SEC staff generally takes the position that funds should not engage in the business of underwriting securities.

It is proposed that the Funds adopt a more flexible fundamental policy. While the Funds' current fundamental policy has not affected the Funds' investments in the past, its replacement with a more flexible fundamental policy could provide investment flexibility in the future. This would permit the Funds to adapt to future developments in investment practices and changes in laws and regulations without the delay and cost of a shareholder meeting. Accordingly, should shareholders approve this proposal, the fundamental policy set forth above will take effect.

The SPDR Funds do not intend to change how they invest in response to the modification of the underwriting policy.

EACH SPDR FUND'S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE "FOR" SUBPROPOSAL
4F.